Exhibit 99.1

Response Biomedical to Present at the Stifel Nicolaus Healthcare Conference 2010

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 15, 2010--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that that S. Wayne Kay, Chief Executive Officer, will speak to the investment community at the Stifel Nicolaus Healthcare Conference 2010 in Boston at approximately 2:40 p.m. Eastern Time, (11:40 p.m. Pacific Time) on Thursday, September 16, 2010. The conference will be simultaneously Web cast over the Internet.

Interested investors can access the live audio Web cast of the discussion by going to Response Biomedical Web site, www.responsebio.com, and clicking on the Newsroom/Events Calendar link. A replay of the audio webcast will be available until September 30, 2010, on Response Biomedical Web site.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure, influenza and RSV through our commercial partners, Roche and 3M Health Care respectively.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

CONTACT:
Response Biomedical:
Bill Wickson
Director, Investor Relations, Response Biomedical Corporation
604-456-6073
bwickson@responsebio.com